Exhibit 99.1

Cawley, Gillespie & Associates, Inc.

petroleum consultants
6500 RIVER PLACE BLVD, SUITE 3-200	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78730-1111	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

March 8, 2026

Ms. Nancy Willis

San Juan Basin Royalty Trust

Argent Trust Company, Trustee

3838 Oak Lawn Avenue, Suite 1720

Dallas TX 75219

Re: Evaluation Summary

San Juan Basin Royalty Trust Interests

Proved Reserves

As of December 31, 2025

Dear Ms. Willis:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests. It is our understanding that the proved reserves estimated in this report constitute 100 percent of the proved reserves owned by the San Juan Basin Royalty Trust, all of which are located in the San Juan Basin of northwestern New Mexico.

This report, completed on March 8, 2026, has been prepared for use in filings with the SEC. In our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose. Composite reserves estimates and economic forecasts for the proved reserves are summarized below:

		Proved	Proved
		Developed	Developed	Proved
		Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate	- Mbbl	130.1	0.1	0.2	130.3
Gas	- MMcf	63,148.1	754.7	21,384.9	85,287.7
Revenue
Oil/Condensate	- M$	7,241.0	3.0	11.1	7,255.1
Gas	- M$	181,491.2	1,903.9	50,052.6	233,447.7
Severance and
Ad Valorem Taxes	- M$	21,097.5	206.3	5,408.7	26,712.5
Operating Expenses	- M$	0.0	0.0	0.0	0.0
Investments	- M$	0.0	0.0	0.0	0.0
Operating Income (BFIT)	- M$	167,634.7	1,700.6	44,655.0	213,990.3
Discounted at 10.0%	- M$	93,348.6	339.1	13,330.6	107,018.3

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

As to the assumptions, methods and procedures used in connection with the preparation of this report, prices were forecast in accordance with Securities and Exchange Commission guidelines using average annual prices of $3.387 per MMBtu (Henry Hub) and $65.34 per barrel (WTI Cushing). Gas price adjustments were specified by property with values ranging from 0.30 to 1.64, while the above oil price was adjusted for an overall differential of -$9.70 per barrel. The adjusted volume-weighted average product prices over the life of the properties are $2.76 per Mcf of gas and $55.64 per barrel of oil.

Operating expenses and capital costs were based on an analysis of data provided by Hilcorp Energy. Operating expenses include direct lease operating expenses and administrative overhead. Investments include drilling costs, work-over costs and production equipment costs. As directed, the accumulated excess production costs were not considered. Severance taxes were forecast as 10.8% of gas revenue and 10.6% of oil revenue. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the U.S. Securities and Exchange Commission (SEC) Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. Due to the inherent uncertainties of reserves estimates, it should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Hilcorp Energy and the San Juan Basin Royalty Trust. Liquid and gas price information, cost and expense history, subject wells and ownership were supplied by Hilcorp Energy and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Cawley, Gillespie & Associates, Inc. is independent with respect to San Juan Basin Royalty Trust as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (“SPE Standards”). Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

J. Zane Meekins, P.E.

Executive Vice President

CAWLEY, GILLESPIE & ASSOCIATES, INC.

Texas Registered Engineering Firm F-693

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